EXHIBIT 12
THE NEW YORK TIMES COMPANY
Ratio of Earnings to Fixed Charges
(Unaudited)

		For the Years Ended
(In thousands, except ratio)	For the Nine Months Ended September 25, 2011	December 26, 2010	December 27, 2009	December 28, 2008	December 30, 2007	December 31, 2006
Earnings/(loss) from continuing operations before fixed charges
(Loss)/income from continuing operations before income taxes, noncontrolling interest and income/(loss) from joint ventures	$(94,950)	$158,186	$(16,892)	$(88,981)	$146,728	$(577,550)
Distributed earnings from less than fifty-percent owned affiliates	—	8,325	2,775	35,733	7,979	13,375
Adjusted pre-tax (loss)/earnings from continuing operations	(94,950)	166,511	(14,117)	(53,248)	154,707	(564,175)
Fixed charges less capitalized interest	74,225	92,888	88,608	55,038	49,228	68,747
(Loss)/earnings from continuing operations before fixed charges	$(20,725)	$259,399	$74,491	$1,790	$203,935	$(495,428)
Fixed charges
Interest expense, net of capitalized interest (1)	$70,169	$86,301	$83,124	$48,191	$43,228	$58,581
Capitalized interest	343	299	1,566	2,639	15,821	14,931
Portion of rentals representative of interest factor	4,056	6,587	5,484	6,847	6,000	10,166
Total fixed charges	$74,568	$93,187	$90,174	$57,677	$65,049	$83,678
Ratio of earnings to fixed charges(2)	—	2.78	—	—	3.14	—

Note: The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as the Annual Report on Form 10-K for the year ended December 26, 2010 for The New York Times Company (the “Company”).

(1)
The Company's policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.

(2)
In the first nine months of 2011, earnings were inadequate to cover fixed charges by approximately $95 million mainly as a result of a non-cash impairment charge of $161.3 million at the News Media Group. In 2009, 2008 and 2006, earnings were inadequate to cover fixed charges by approximately $16 million, $56 million and $579 million, respectively, due to certain charges in each year.